

Mail Stop 4561

June 29, 2010

Mr. Thaddeus Dupper
Chief Executive Officer, President and Director
Evolving Systems, Inc.
9777 Pyramid Court, Suite 100
Englewood, Colorado 80112

> **Re:** **Evolving Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 001-34261**

Dear Mr. Dupper:

We have reviewed your letter dated May 24, 2010 in connection with the above-referenced filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 11, 2010.

Item 8. Financial Statements and Supplementary Data

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 34

1. We note that your response to prior comment 2 indicates that you allocate the fair value of the warranty/maintenance based upon the stated first year renewal rate which typically ranges between 10% and 20% of the license fee.  Please describe how you determine VSOE of fair value for contracts that include stated renewal rates that are outside of this range.

Thaddeus Dupper
Evolving Systems, Inc.
June 29, 2010
Page 2

2.  We also note in your response to prior comment 2 that for the first year of maintenance services, all of your customers pay the maintenance fees stated in the initial contracts as the "renewal rate." Please tell us whether your reference to the first year of maintenance services relates to the initial year of maintenance bundled with the software or the first subsequent renewal period of maintenance.  In this regard, clarify whether your customers renew maintenance after the initial maintenance period at the stated renewal rates in the contract.

3.  Your response to prior comment 3 indicates that you recognize revenue during the customer acceptance process for arrangements that utilize the percentage-of-completion method.  To the extent that you believe that it is appropriate to recognize revenue in advance of customer sign-off, please clarify the following:

    - tell us whether the acceptance provisions included in the contracts are specific to each customer or are included in all arrangements and describe how you reliably demonstrate that the delivered products meet all of the criteria specified in the arrangement with your customer;

    - tell us whether you have a history of obtaining customer acceptance for these arrangements;

    - clarify the typical length of time a customer has to accept the software after the services are complete; and

    - tell us whether a significant amount of the arrangement fee is due prior to customer acceptance or a significant amount of the arrangement fee is refundable if acceptance does not occur.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,


Patrick Gilmore
Accounting Branch Chief